Bgin Blockchain Ltd

January 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Attention:	Sonia Bednarowski Sandra Hunter Berkheimer Kate Tillan Mark Brunhofer

Re: Bgin Blockchain Limited

Amendment No. 8 to Draft Registration Statement on Form F-1

Submitted December 6, 2024

CIK No. 0001945565

Ladies and Gentlemen:

Bgin Blockchain Ltd (the “Company,” “we,” “us,” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 20, 2024 regarding the above-referenced confidential Amendment No. 8 to the Draft Registration Statement on Form F-1 submitted by the Company on December 6, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 9 to the Draft Registration Statement on Form F-1 (“Amendment No. 9 to the Draft Registration Statement”) is being submitted confidentially by the Company to accompany this response letter.

Amendment No. 8 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flow Summary

Six Months Ended June 30, 2024 and 2023, page 101

1. Please enhance your discussion of cash flows to explain the significant reasons for increases in your prepaid expenses and contract liabilities.

Response: In response to the Staff’s comment, we have added additional discussion on pages 103 and 104 of Amendment No. 9 to the Draft Registration Statement to explain the increases in our prepaid expenses and contract liabilities.

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition

ii) Sale of mining machines, page F-10

2. We acknowledge your response and revised disclosure related to prior comment 8. As you indicate that the sale of mining machines is denominated in U.S. dollars, there is no noncash consideration related to your sale of mining machines. As a result, please revise your disclosure to clarify, if true, that for USDT or any other crypto asset that you accept as settlement of your U.S. dollar-denominated receivables, you reflect a gain or loss based on the difference between the fair value of the crypto asset received and the amount of the receivable. This comment also applies to your policy in the interim financial statements on page F-29 and your critical accounting policies disclosure on page 105.

Response: We respectfully advise the Staff we added additional discussion on pages 108, F-10 and F-29 of Amendment No. 9 to the Draft Registration Statement to disclose that there is no gain or loss resulting from the difference between the fair value of the crypto asset received and the amounts of the receivables. As originally disclosed on our financial statements, customers are allowed to settle the contract using the equivalent amount in USDT cryptocurrency only. Since USDT is at a 1:1 ratio against USD, there was no gain and loss resulting from the settlement.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 2. Summary of significant accounting policies

Inventory, page F-27

3. Given the significant increase in inventory levels, please revise your disclosure to provide the information required by Rule 5-02.6(a) of Regulation S-X.

Response: We respectfully advise the Staff we have added additional disclosure on page F-35 of Amendment No. 9 to the Draft Registration Statement as required by Rule 5-02.6(a) of Regulation S-X for ending inventory balance as of June 30, 2024.

Revenue recognition

Sale of mining machines, page F-29

4. You disclose that contract liabilities represent the amount prepaid by customers for future purchases of your mining machines and coupons issued to customers for price adjustments that can be applied against future purchases. Please revise to disclose how you account for and value the coupons for price adjustments. Include any disclosure required by ASC 606, such as ASC 606-10-50-10. In your response, tell us the amount of your contract liabilities related to coupons at both December 31, 2023 and June 30, 2024 and the amount of the $1,958,303 contract liability released during the first six months of 2024 that relates to coupons. Separately reference for us the specific authoritative guidance you rely upon to support your accounting for coupons.

Response:

We respectfully advise the Staff that the contract liabilities related to coupons at December 31, 2023 and June 30, 2024 were both immaterial as the balances as of these balance sheet dates were $nil and $105,760, respectively. For the balance as of June 30, 2024, it only represented 0.5% of the total contract liabilities, 0.1% of total current liabilities and 0.1% of total liabilities. Therefore, we do not believe that additional disclosure is required for contract liabilities related to coupons.

Of the $1,958,303 contract liability released during the first six months of the fiscal year ended December 31, 2024, $nil was related to coupons, since the opening balance of contract liabilities related to coupons was $nil.

Coupons granted by us primarily related to price adjustments due to price reductions. During the course of selling our mining machines, the prices for our machines may be reduced. For customers who have already prepaid the machines, if our price for the same machine was reduced before the customers took delivery of their purchases, we offered them a price adjustment through the form of coupons. Customers can use the coupons for future purchases within a specified period of time. We accounted for these coupons as consideration payable to customers based on ASC 606-10-32-25 as the coupons are not in exchange for a distinct good or service from customers. They are simply a credit to the customers as a result of the price adjustment to our products. The value of the coupon is simply the dollar amount of the credit we granted to the customers (e.g. Customer A is granted US$240 coupon credit to buy our mining machines and the coupon can be used within the next 3 months). We accounted for the value of the coupons as a reduction of the revenue generated from the sales of the related mining machines. Please refer to below the specific authoritative guidance we rely upon to support our accounting for coupons.

Excerpt from ASC 606-10-32-25

“Consideration payable to a customer includes cash amounts that an entity pays, or expects to pay, to a customer (or to other parties that purchase the entity’s goods or services from the customer). Consideration payable to a customer also includes credit or other items (for example, a coupon or voucher) that can be applied against amounts owed to the entity (or to other parties that purchase the entity’s goods or services from the customer). An entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service…that the customer transfers to the entity.”

Right to Receive Cryptocurrencies, page F-32

5. We note that you characterize lending arrangements as short-term investments and that, based on disclosures on page 8 and elsewhere, your counterparties are Binance.com and OKX. Please address the following:

●	Tell us whether you have separate lending agreements with Binance.com or OKX, and if so, tell us the material terms of those agreements.

●	Tell us the types and amounts of cryptocurrencies lent under these agreements at June 30, 2024.

●	Tell us whether any of your investments are contributed directly to any decentralized-finance protocols for which you are issued receipt tokens for your contribution. If so, tell us the amount and type of cryptocurrency contributed to these protocols and the amount and identity of receipt tokens held at June 30, 2024.

●	Tell us how you recognize and measure the yield/return received on your investments.

●	As “interest” is a term associated with financial assets and liabilities, revise the title of the caption on your statements of operations and comprehensive income and cash flows to use some term other than “interest.”

Response:

We respectfully advise the Staff of the following:

●	Tell us whether you have separate lending agreements with Binance.com or OKX, and if so, tell us the material terms of those agreements.

Response: We have separate lending agreements with Binance.com or OKX, and technically they are considered as investment agreements. Our funds deposited with Binance.com or OKX are similar to those with the traditional banks, where the bank clients can deposit funds into saving or term deposit bank accounts to earn interests. For our agreements with Binance.com and OKX, we deposit our digital assets into Binance.com or OKX’s flexible saving accounts to earn returns/rewards (similar to interests for financial assets and liabilities) to be paid in the digital assets we deposited (invested). The material terms of the agreements are very similar for Binance.com and OKX. These material terms provide that deposits are flexible simple earning investments, investments can be redeemed anytime, and return/reward for investments will be accrued and distributed per minute, per hour or per day.

●	Tell us the types and amounts of cryptocurrencies lent under these agreements at June 30, 2024.

Response: The cryptocurrency we lent (invested) under these agreements as June 30, 2024 was all USDT. The amount was $63,567,401.

●	Tell us whether any of your investments are contributed directly to any decentralized-finance protocols for which you are issued receipt tokens for your contribution. If so, tell us the amount and type of cryptocurrency contributed to these protocols and the amount and identity of receipt tokens held at June 30, 2024.

Response: We respectfully advise the Staff that we do not believe this question is applicable. We did not contribute directly to any decentralized-finance protocols for which we were issued receipt tokens for our contribution. We did not hold any receipt tokens as of June 30, 2024.

●	Tell us how you recognize and measure the yield/return received on your investments.

Response: As discussed above, the returns/rewards for our investments deposited in Binance.com or OKX are accrued and distributed as least on a daily basis. Therefore, we simply recognize the actual returns/rewards we received each day and measure the returns/rewards based on the fair value of the digital assets on the date of the receipts.

●	As “interest” is a term associated with financial assets and liabilities, revise the title of the caption on your statements of operations and comprehensive income and cash flows to use some term other than “interest.”

Response: We have revised the title of the caption on the statements of operations and comprehensive income and cash flows on pages 94, 103, F-23, F-25, F-36 and F-39 of Amendment No. 9 to the Draft Registration Statement.

* * * * * * * * * * * * * * * *

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li, Esq. at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Pengju Wang
Pengju Wang
Co-Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

4